KIRKLAND LAKE GOLD ANNOUNCES SIGNIFICANT EXPANSION OF LANTERN DEPOSIT AT COSMO MINE

•	High-grade, visible-gold bearing mineralization intersected more than 250 metres (“m”) north of Lantern Deposit
o	Key intercepts: 1,624 grams per tonne (“g/t”) gold (“Au”) over 0.91 m, including 4,750 g/t Au over 0.31 m; 198 g/t Au over 3.0 m, including 1,577 g/t Au over 0.35; 40.8 g/t Au over 18.7 m

•	Mineralization identified over 500 m strike length and 1,200 m down-plunge (to 1,000 m below surface); Lantern Deposit remains open in multiple directions

•	Underground exploration development into Lantern Deposit to commence in early 2018 in support of upgrading and expanding Mineral Resources

•	Lantern exploration program key component of plan to establish economic Mineral Reserve leading to resumption of operations at Cosmo Mine in Northern Territory of Australia.

Toronto, Ontario – December 19, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced positive drilling results at the Cosmo Mine (“Cosmo”) in the Northern Territory (“NT”), Australia. A total of 65 holes for 23,553 m from underground diamond drilling and nine holes for 4,184 m from surface drilling were completed to test the expansion potential of the Lantern Deposit (“Lantern”). The results substantially increase the deposit footprint, particularly to the north, and demonstrate the potential for significant growth in Mineral Resources. The high-grade gold mineralization intersected from recent drilling exhibits a change from fine-grained free gold in Cosmo Deposit to coarser-grained free gold in narrow quartz veins within Lantern.

Included in the new results is the highest-grade gold assay ever reported at Cosmo, totaling 4,750 g/t Au over 0.31 m (estimated true width “ETW” 0.2 m) in hole LU73020, which is located more than 250 m north of the current main Lantern Mineral Resource (see Figure 3). For details of the Lantern Mineral Resource see the NI43-101 Technical Report, entitled, “Report on the Mineral Resources & Mineral Reserves of the Northern Territory Operations, Northern Territory, Australia,” dated March 30, 2017 (the “Technical Report”).

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “After suspending production at Cosmo on June 30, 2017, we expanded our extensive exploration program at the Lantern Deposit, recognizing the significant potential that exists to identify new Mineral Resources. The results being reported today are very encouraging, as they demonstrate that Lantern is much larger than previously identified with the potential for substantially higher grades. Based on the latest drilling, we have extended Lantern to over 500 m along strike, more than 1,200 m down-plunge and over 1,000 m vertically from surface, with a significant number of high-grade intersections and multiple occurrences of visible gold.

“The progress being made at Lantern increases our confidence that we can establish an economic deposit or deposits in the Northern Territory and resume mining and milling operations at the Cosmo Mine and Union Reefs Mill. In support of this goal, we are initiating an underground exploration development program on two levels, 320 m vertically apart, to access Lantern underground from the existing Cosmo ramp. This development will provide the first underground exposures of the Lantern mineralization, deliver improved drilling access and provide initial production platforms for the potential restart of operations in 2018. Five diamond drill rigs (three underground and two surface) and a reverse-circulation (“RC”) percussion drill rig are currently operating at the Cosmo Mine to further define and expand the Lantern mineralization.”

Drilling Highlights within the Lantern Deposit at the Cosmo Mine

Drill results reported today include 74 new drill holes for a total of 27,737 m. The drilling was completed as part of an extensive program of underground infill & extension diamond drilling, with results demonstrating the significant high-grade potential and down-plunge extent of the Lantern Deposit.

Key intercepts are listed below, with further details provided in the commentary that follows.

Highlight Drilling Intercepts:

•	1,624 g/t Au over 0.91 m (ETW 0.6 m), including 4,750 g/t Au over 0.31 m (ETW 0.2 m) in hole LU73020 (3600 Lode)
•	198 g/t Au over 3.0 m (ETW 1.0 m), including 1,577 g/t Au over 0.35 m (ETW 0.1 m) in hole LU73017 (3800 Lode)
•	89.7 g/t Au over 1.0 m (ETW 0.8 m) in hole DS001 (3600 Lode)
•	40.8 g/t Au over 18.7 m (ETW 5.2 m), in hole LU101020 (3400 Lode)
•	22.6 g/t Au over 8.8 m (ETW 4.4 m), in hole LU101014 (3900 Lode)
•	14.6 g/t Au over 5.9 m (ETW 2.8 m) in hole LU101014 (3400 Lode), and
•	11.7 g/t Au over 19.1 m (ETW 6.5 m) in hole LU101026 (3600 Lode).

ETW – Estimated True Width, all drill results are presented in Table 1 and all drill collars are listed in Table 2.

A total of 16 holes intersected significant Lantern gold mineralization of over 30 Gram-m (gold grade (g/t Au) x estimated true width (m)). Results above 100 Gram-m were also recorded for four holes, including: 1,624 g/t Au over 0.91 m (ETW 0.6 m), including 4,750 g/t Au over 0.31 m (ETW 0.2 m) in hole LU73020, 198 g/t Au over 3.0 m (ETW 1.0 m), including 1,577 g/t Au over 0.35 m (ETW 0.1m) in hole LU73017, 40.8 g/t Au over 18.7 m (ETW 5.2 m), in hole LU101020 and 22.6 g/t Au over 8.8 m (ETW 4.4 m), in hole LU101014.

Of the four 100 Gram-m holes, Hole LU73017 is the second deepest drill intercept recorded to date at the Lantern Deposit (Figure 8). Hole DS001, drilled from surface, intersected 89.7 g/t Au over 1.0 m (ETW 0.5m) and is the most southern drill intercept to date at Lantern (Figure 6). Based on current drilling, the Company believes that considerable potential exists for continued expansion of the Lantern mineralization both down-plunge to the north and up-plunge to the south.

There are currently six drill rigs drilling at the Lantern Deposit; comprising three underground diamond drill rigs, two surface diamond drill rigs and one RC percussion drill rig. The RC percussion drill rig commenced in December to potentially define near-surface Lantern Mineral Resources. Underground exploration development to access the Lantern mineralization on two levels is expected to start in the first quarter of 2018 with the first mineralization to be exposed during the second quarter. Each level of geological mapping and sampling will determine the character and continuity of gold grades, including any controlling structures, which will be used to refine the Mineral Resource models and underpin Mineral Reserve estimates and mine production designs. The ongoing exploration program is being conducted to increase Mineral Resources and establish an economic Mineral Reserve base which would facilitate the resumption of mining at Cosmo with a defined and sustainable five-year mine plan.

Lantern Mineralization – Background

The Lantern mineralization was subject to open-pit mining of oxide areas to a depth of 110 m during 1991-1992 by Dominion Mining. Production during this period totaled 1.37 million tonnes (“Mt”) at an average grade of 2.04 g/t Au for approximately 90 thousand ounces (“kozs”). Studies in early 2016 revealed potential for the underlying Lantern metasediments in the core of the Cosmo-Howley fold to host gold mineralization similar to the Callie Deposit in the Tanami region of the NT. On March 6, 2017, the Company announced the discovery of the Lantern Deposit based on historical information as well as the result of 25 underground drill holes completed in 2016 to test the down-plunge extension of the Cosmo open pit (see Kirkland Lake Gold News Release dated March 6, 2017). On March 28, 2017, an initial Mineral Resource for the Lantern Deposit was announced, totaling 55.5 kozs Au (566 thousand tonnes at an average grade of 3.1 g/t Au) in the Indicated category and 104.0 kozs (1.12 Mt at an average grade of 2.9 g/t Au) in the Inferred category, using a 2.0 g/t Au cut-off (see Kirkland Lake Gold News Release dated March 28, 2017, and the Technical Report dated March 30, 2017).

Since the March 6, 2017 Kirkland Lake Gold News Release, underground diamond drilling of the Lantern targets has been accelerated to expand and then infill the Mineral Resources. It is likely that over 100 additional diamond holes will be included in the year-end 2017 Lantern Mineral Resource estimate, which is expected to result in an increase in Mineral Resource ounces and a higher average grade compared to the previous estimate.

The additional drilling completed in 2017 has expanded the previous 6 mineralized lodes to more than 30 lodes, which comprise Lantern Deposit, with those in the combined Western Lantern Lode-set being the most continuous and gold endowed (see Figure 2 and Figures 4 to 9 for Lantern Lodes 3400 to 3900). A mineralized strike extent of over 500 m, and vertical extent of 1,000 m is now defined. The mineralization for most lodes is still untested up-plunge (shallower) to the south on the western limb, and down-plunge (deeper) to the north. Study of the Lantern and Cosmo alteration zoning suggests that the western fold limb acted as the main conduit for gold-bearing fluids to become trapped in the fold hinge and eastern limb effectively against a blanket of thick and highly-sulfidic carbonaceous black mudstone.

The Lantern mineralization is hosted within iron-rich, weakly-carbonaceous, siltstones and dolomitic siltstones with common intense carbonate, sericite-pyrite-chlorite and blood-red Fe-oxy-hydroxide hypogene alteration, associated with quartz-carbonate veining. Geological studies strongly suggest most gold was introduced to the rock after the metamorphic peak, which has produced a chlorite-biotite-magnetite-tourmaline-garnet mineral assemblage. Although partly stratabound, gold mineralization occurs in a quartz-sulfide-carbonate vein network of steeply-dipping sub-linear shear veins, and associated sub-horizontal dipping tensile vein arrays.

The Lantern sequence is structurally thickened by local folding and shears with a moderate 40o to 55o plunge to the north for the overall mineralized zone, and hosts internal local steeply-plunging high-grade corridors where quartz veins are locally at an oblique angle to overall Lantern structure and are likely to have high gold content.

Qualified Person

Mark Edwards, FAusIMM (CP), MAIG, Geology Manager, NT Operations, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down hole deviations are measured using a down-hole Gyro instrument.

All reported drill intercepts are from NQ2 or HQ3 sized diamond drill core that was sampled from core cut longitudinally in half with a diamond saw. One-half of the drill core was sent for assay and the other half retained for reference. Drill core sample intervals vary between 0.2 and 1.4m in length and were determined from logging of sulfide and visible gold and conform to logged lithological and alteration geological boundaries.

Assay results are based on 50-gram charge fire assay. Intercepts are constrained with wireframe envelopes, generally based on a 2 g/t Au cut-off (where possible) and having a maximum 3 m internal dilution. However, narrower intercepts are reported to highlight lengths of higher gold grade or where mineralization is limited. No upper gold grade cap has been applied to the data. However, during mineral resource work the requirement for capping assay grades will be assessed.

Drill samples from the Lantern Deposit are routinely assayed at North Australian Laboratories Pty Ltd, an independent laboratory in Pine Creek, Northern Territory. Site audits and reviews of the laboratory are conducted from time to time as well as routine assessment of intra-laboratory analyses to ensure quality of reported results.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 580,000 to 595,000 ounces from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1: Drill Assay Intercepts for Surface and Underground Drilling for the Lantern Deposit

(The Lantern Results are an update to those reported in March 6, 2017 Kirkland Lake Gold News Release)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
Lantern 3400 Lode Results
CW101001A	No Significant Intercept					3400 Lode
CW101002	218.90	221.75	2.85	16.2	1.4	3400 Lode
CW101003	178.15	183.90	5.75	3.9	2.5	3400 Lode
CW101004	271.50	274.50	3.00	2.6	1.3	3400 Lode
CW101005	198.60	206.00	7.40	1.3	3.1	3400 Lode
CW101006	224.70	227.95	3.25	0.7	1.4	3400 Lode
CW101010	158.00	183.30	25.30	1.4	9.4	3400 Lode
CW101011	128.00	131.00	3.00	1.3	1.6	3400 Lode
CW101012	129.30	141.10	11.80	11.9	4.9	3400 Lode
And	152.60	167.70	15.10	12.3	8.6	3400 Lode
CW101013	No Significant Intercept					3400 Lode
CW93515	327.00	328.00	1.00	3.9	0.6	3400 Lode
DS001	202.30	213.10	10.80	0.3	7.9	3400 Lode
LS005	No Significant Intercept					3400 Lode
LS006	270.90	275.00	4.10	0.5	2.2	3400 Lode
LS007	232.00	240.00	8.00	0.3	6.9	3400 Lode
LS008	215.00	217.00	2.00	1.6	1.9	3400 Lode
LU101003	85.00	89.24	4.24	1.3	2.2	3400 Lode
And	95.92	97.00	1.08	22.1	0.5	3400 Lode
And	122.00	123.00	1.00	7.9	0.6	3400 Lode
LU101004	138.30	140.00	1.70	5.1	0.8	3400 Lode
LU101009	76.20	79.55	3.35	0.8	1.8	3400 Lode
LU101013	105.00	108.00	3.00	1.8	1.8	3400 Lode
LU101014	135.30	141.20	5.90	14.6	2.8	3400 Lode
LU101015	No Significant Intercept					3400 Lode
LU101016	145.75	159.40	13.65	3.0	6.3	3400 Lode
LU101017	166.00	195.90	29.90	4.3	9.2	3400 Lode
LU101018	206.50	209.50	3.00	2.3	1.6	3400 Lode
LU101019	No Significant Intercept					3400 Lode
LU101020	174.50	193.20	18.70	40.8	5.2	3400 Lode
LU101021	No Significant Intercept					3400 Lode
LU101022	No Significant Intercept					3400 Lode
LU101023	No Significant Intercept					3400 Lode
LU101024	267.00	272.00	5.00	0.7	2.0	3400 Lode
LU101025	193.80	196.80	3.00	1.7	1.1	3400 Lode
LU101025	No Significant Intercept					3400 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
LU101026	226.30	233.90	7.60	2.4	2.0	3400 Lode
LU64001	494.20	494.80	0.60	90.9	0.2	3400 Lode
LU73011A	149.00	156.00	7.00	1.5	3.3	3400 Lode
LU73012	No Significant Intercept					3400 Lode
LU73014	365.70	366.10	0.40	5.0	0.3	3400 Lode
LU73015	No Significant Intercept					3400 Lode
LU73020	265.00	267.24	2.24	3.0	1.4	3400 Lode
LU86006	No Significant Intercept					3400 Lode
LU92001	364.50	366.80	2.30	1.0	1.2	3400 Lode
LU92002	330.40	333.10	2.70	0.9	1.4	3400 Lode
LU92003	No Significant Intercept					3400 Lode
LU92004	No Significant Intercept					3400 Lode
Lantern 3500 Lode Results
CW101001A	No Significant Intercept					3500 Lode
CW101002	228.80	248.20	19.40	3.7	10.1	3500 Lode
CW101003	No Significant Intercept					3500 Lode
CW101003	No Significant Intercept					3500 Lode
CW101004	284.45	286.50	2.05	2.9	0.7	3500 Lode
CW101005	219.70	221.00	1.30	70.3	0.6	3500 Lode
CW101006	238.30	253.50	15.20	2.2	6.5	3500 Lode
CW101010	194.00	203.20	9.20	4.1	3.6	3500 Lode
CW101011	142.00	148.00	6.00	1.7	3.1	3500 Lode
CW101012	173.70	178.30	4.60	2.8	2.1	3500 Lode
CW101013	No Significant Intercept					3500 Lode
CW93513	288.10	290.55	2.45	3.7	1.3	3500 Lode
CW93515	349.00	354.00	5.00	0.7	3.0	3500 Lode
CW93516	No Significant Intercept					3500 Lode
LS001	No Significant Intercept					3500 Lode
LS005	210.00	211.00	1.00	3.2	1.0	3500 Lode
LS006	No Significant Intercept					3500 Lode
LS007	224.00	226.00	2.00	1.8	1.9	3500 Lode
LS008	No Significant Intercept					3500 Lode
And	205.00	210.00	5.00	1.8	4.9	3500 Lode
LU101001	74.10	87.10	13.00	9.0	7.3	3500 Lode
LU101001	106.00	109.00	3.00	1.9	2.1	3500 Lode
LU101003	128.00	130.00	2.00	3.3	1.1	3500 Lode
LU101004	160.00	162.00	2.00	1.6	1.0	3500 Lode
LU101005	71.00	78.00	7.00	3.1	5.4	3500 Lode
LU101008	72.90	76.00	3.10	3.9	2.3	3500 Lode
LU101009	102.18	108.25	6.07	4.1	3.7	3500 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
And	132.72	133.13	0.41	5.7	0.3	3500 Lode
LU101010	89.00	92.70	3.70	3.8	2.1	3500 Lode
LU101013	126.30	127.60	1.30	5.9	0.7	3500 Lode
And	132.70	144.90	12.20	2.8	7.0	3500 Lode
LU101014	171.10	174.70	3.60	4.8	1.4	3500 Lode
LU101015	137.40	143.60	6.20	0.7	3.7	3500 Lode
And	149.30	151.90	2.60	2.3	1.2	3500 Lode
LU101016	171.78	174.54	2.76	1.8	1.0	3500 Lode
LU101017	201.30	212.80	11.50	3.3	5.0	3500 Lode
LU101018	222.00	225.50	3.50	4.9	0.3	3500 Lode
LU101019	252.60	254.50	1.90	11.8	0.2	3500 Lode
LU101020	207.00	222.50	15.50	8.5	6.8	3500 Lode
LU101021	No Significant Intercept					3500 Lode
LU101022	199.70	203.00	3.30	3.5	1.3	3500 Lode
LU101023	246.60	248.60	2.00	2.4	0.7	3500 Lode
LU101024	No Significant Intercept					3500 Lode
LU101025	226.30	231.50	5.20	1.0	1.8	3500 Lode
LU101026	275.00	289.00	14.00	0.7	3.6	3500 Lode
LU64001	305.60	308.60	3.00	10.8	1.2	3500 Lode
LU73011A	193.10	195.30	2.20	2.8	1.0	3500 Lode
LU73012	No Significant Intercept					3500 Lode
LU73014	444.00	464.00	20.00	0.6	4.8	3500 Lode
LU73015	304.80	308.00	3.20	2.4	1.1	3500 Lode
LU73020	273.00	273.50	0.50	57.9	0.3	3500 Lode
LU86006	274.00	278.15	4.15	1.4	1.6	3500 Lode
LU92001	377.50	379.50	2.00	1.0	1.0	3500 Lode
LU92002	No Significant Intercept					3500 Lode
LU92003	No Significant Intercept					3500 Lode
LU92004	No Significant Intercept					3500 Lode
LU93501	No Significant Intercept					3500 Lode
LU93504	207.10	212.80	5.70	0.9	3.8	3500 Lode
Lantern 3600 Lode Results
CW101001A	250.80	273.50	22.70	0.4	9.8	3600 Lode
CW101002	253.00	258.00	5.00	1.9	2.2	3600 Lode
CW101003	No Significant Intercept					3600 Lode
CW101004	314.10	321.85	7.75	1.2	3.0	3600 Lode
CW101005	235.90	263.00	27.10	1.6	10.4	3600 Lode
CW101006	261.80	273.60	11.80	3.4	6.2	3600 Lode
CW101010	217.00	223.00	6.00	2.7	2.7	3600 Lode
CW101011	165.00	166.00	1.00	4.5	0.7	3600 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
CW101012	No Significant Intercept					3600 Lode
CW101013	No Significant Intercept					3600 Lode
CW93513	312.20	317.90	5.70	0.3	4.0	3600 Lode
CW93515	358.00	382.00	24.00	1.0	12.8	3600 Lode
DS001	184.20	185.20	1.00	89.7	0.8	3600 Lode
LS001	No Significant Intercept					3600 Lode
LS005	193.00	195.80	2.80	3.1	2.6	3600 Lode
LS006	239.00	239.72	0.72	32.4	0.7	3600 Lode
LS007	214.00	219.00	5.00	3.2	3.5	3600 Lode
LS008	184.00	186.00	2.00	1.3	1.9	3600 Lode
LU101001	128.50	132.65	4.15	1.1	2.9	3600 Lode
LU101003	160.00	160.64	0.64	4.7	0.4	3600 Lode
LU101004	No Significant Intercept					3600 Lode
LU101005	109.50	112.00	2.50	5.4	1.9	3600 Lode
And	119.50	120.85	1.35	6.1	1.1	3600 Lode
LU101008	98.00	105.40	7.40	8.4	6.4	3600 Lode
LU101009	142.40	143.54	1.14	3.5	0.8	3600 Lode
LU101010	115.00	119.35	4.35	2.5	3.4	3600 Lode
LU101011	100.00	102.00	2.00	1.5	1.4	3600 Lode
LU101013	151.40	158.10	6.70	3.8	3.9	3600 Lode
LU101014	180.20	187.00	6.80	4.9	3.5	3600 Lode
LU101015	171.50	173.40	1.90	6.3	1.0	3600 Lode
LU101016	No Significant Intercept					3600 Lode
LU101017	225.90	231.00	5.10	3.3	1.4	3600 Lode
LU101018	255.40	262.50	7.10	3.3	1.8	3600 Lode
LU101019	282.90	284.90	2.00	3.0	0.6	3600 Lode
LU101020	No Significant Intercept					3600 Lode
LU101021	286.70	293.70	7.00	2.4	3.6	3600 Lode
LU101022	No Significant Intercept					3600 Lode
LU101023	293.00	305.00	12.00	1.8	4.5	3600 Lode
LU101024	322.00	341.00	19.00	1.5	3.1	3600 Lode
LU101025	No Significant Intercept					3600 Lode
LU101026	300.60	319.70	19.10	11.7	6.5	3600 Lode
LU64001	180.40	181.10	0.70	16.1	0.3	3600 Lode
LU64003	130.00	137.00	7.00	5.1	4.2	3600 Lode
LU73011A	223.20	254.90	31.70	0.1	13.0	3600 Lode
LU73012	344.00	352.00	8.00	1.9	3.2	3600 Lode
LU73014	No Significant Intercept					3600 Lode
LU73015	No Significant Intercept					3600 Lode
LU73016	No Significant Intercept					3600 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological tructure
LU73017	No Significant Intercept					3600 Lode
LU73020	277.42	278.33	0.91	1,624	0.6	3600 Lode
Including	277.42	277.73	0.31	4,750	0.2	3600 Lode
LU86006	324.00	328.20	4.20	2.6	1.3	3600 Lode
LU92001	395.60	398.70	3.10	1.0	1.6	3600 Lode
LU92002	No Significant Intercept					3600 Lode
LU92003	No Significant Intercept					3600 Lode
LU92004	No Significant Intercept					3600 Lode
LU93501	No Significant Intercept					3600 Lode
LU93504	No Significant Intercept					3600 Lode
Lantern 3700 Lode Results
CP009W1	722.28	724.38	2.10	7.0	0.9	3700 Lode
CW101001A	296.45	298.20	1.75	37.0	0.8	3700 Lode
CW101002	No Significant Intercept					3700 Lode
CW101003	258.60	259.65	1.05	170	0.5	3700 Lode
CW101005	No Significant Intercept					3700 Lode
CW101006	329.30	331.50	2.20	2.1	0.9	3700 Lode
CW101010	272.10	274.00	1.90	5.3	0.8	3700 Lode
CW101011	189.00	190.00	1.00	0.7	0.5	3700 Lode
CW101012	236.30	237.00	0.70	4.9	0.3	3700 Lode
CW101013	No Significant Intercept					3700 Lode
CW93513	No Significant Intercept					3700 Lode
CW93515	No Significant Intercept					3700 Lode
CW93516	360.90	366.80	5.90	2.8	2.6	3700 Lode
DS001	No Significant Intercept					3700 Lode
LS005	183.00	185.00	2.00	1.9	1.9	3700 Lode
LS006	205.00	206.00	1.00	1.9	0.9	3700 Lode
LS007	195.00	197.00	2.00	3.9	1.6	3700 Lode
LS008	173.00	176.00	3.00	4.8	2.9	3700 Lode
LU101001	136.00	137.75	1.75	1.4	1.2	3700 Lode
LU101002	No Significant Intercept					3700 Lode
LU101003	171.00	172.50	1.50	1.1	1.0	3700 Lode
LU101004	No Significant Intercept					3700 Lode
LU101005	No Significant Intercept					3700 Lode
LU101006A	No Significant Intercept					3700 Lode
LU101008	114.00	117.15	3.15	4.3	2.3	3700 Lode
LU101009	149.97	151.80	1.83	6.6	1.2	3700 Lode
LU101010	152.00	155.25	3.25	2.7	1.9	3700 Lode
And	161.10	164.15	3.05	2.4	1.9	3700 Lode
LU101013	179.10	180.90	1.80	1.8	1.0	3700 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
LU101014	231.30	234.00	2.70	3.3	1.3	3700 Lode
LU101015	195.50	197.10	1.60	6.4	0.8	3700 Lode
LU101016	234.05	237.30	3.25	0.7	1.6	3700 Lode
LU101017	No Significant Intercept					3700 Lode
LU101018	No Significant Intercept					3700 Lode
LU101019	304.60	307.20	2.60	1.5	1.0	3700 Lode
LU101020	291.00	292.00	1.00	10.5	0.5	3700 Lode
LU101021	362.00	364.00	2.00	1.5	0.9	3700 Lode
LU101022	272.70	274.60	1.90	3.7	0.8	3700 Lode
LU101023	357.80	363.00	5.20	0.2	2.4	3700 Lode
LU101024	419.20	433.20	14.00	0.1	4.8	3700 Lode
LU101025	314.00	315.00	1.00	3.7	0.3	3700 Lode
LU101026	332.70	359.00	26.30	2.7	15.0	3700 Lode
LU63003	224.00	225.90	1.90	1.9	1.2	3700 Lode
LU64001	129.90	138.00	8.10	4.7	3.2	3700 Lode
LU64003	122.00	125.00	3.00	10.5	1.8	3700 Lode
LU73005	323.00	338.50	15.50	0.3	7.6	3700 Lode
LU73007	219.00	220.00	1.00	3.0	0.7	3700 Lode
LU73009	266.00	267.00	1.00	2.2	0.5	3700 Lode
LU73011A	No Significant Intercept					3700 Lode
LU73012	397.20	400.00	2.80	1.2	1.1	3700 Lode
LU73014	549.00	574.00	25.00	0.3	6.6	3700 Lode
LU73015	412.00	415.20	3.20	2.8	1.3	3700 Lode
LU73016	No Significant Intercept					3700 Lode
LU73017	378.20	411.00	32.80	0.2	15.5	3700 Lode
LU73020	286.00	288.06	2.06	9.9	1.3	3700 Lode
LU92001	434.90	436.70	1.80	1.7	1.0	3700 Lode
LU92002	365.50	380.00	14.50	0.6	7.6	3700 Lode
LU92003	488.00	507.00	19.00	1.8	7.6	3700 Lode
LU92004	368.00	372.00	4.00	0.7	2.7	3700 Lode
Lantern 3800 Lode Results
CP009W1	802.39	806.30	3.91	3.4	1.7	3800 Lode
CW101001A	318.40	322.00	3.60	2.0	1.5	3800 Lode
CW101002	No Significant Intercept					3800 Lode
CW101003	286.40	289.30	2.90	3.4	1.5	3800 Lode
CW101006	No Significant Intercept					3800 Lode
CW101010	No Significant Intercept					3800 Lode
CW101011	No Significant Intercept					3800 Lode
CW101012	No Significant Intercept					3800 Lode
CW101013	304.50	306.00	1.50	3.4	0.7	3800 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
CW93513	364.70	369.50	4.80	3.7	2.4	3800 Lode
CW93515	435.60	439.30	3.70	1.5	1.8	3800 Lode
CW93516	381.60	384.00	2.40	2.6	1.2	3800 Lode
DS001	150.00	151.05	1.05	2.6	0.8	3800 Lode
GFG001W1	No Significant Intercept					3800 Lode
LS001	No Significant Intercept					3800 Lode
LS003	No Significant Intercept					3800 Lode
LS005	160.00	161.00	1.00	1.9	0.9	3800 Lode
LS006	189.00	191.00	2.00	1.0	1.6	3800 Lode
LS007	No Significant Intercept					3800 Lode
LS008	156.00	159.00	3.00	0.4	2.9	3800 Lode
LU101001	167.00	170.00	3.00	4.3	2.2	3800 Lode
LU101003	No Significant Intercept					3800 Lode
LU101004	No Significant Intercept					3800 Lode
LU101005	155.00	159.00	4.00	1.1	3.0	3800 Lode
LU101008	No Significant Intercept					3800 Lode
LU101009	173.30	174.30	1.00	2.2	0.8	3800 Lode
LU101010	171.75	173.40	1.65	3.0	1.2	3800 Lode
LU101011	No Significant Intercept					3800 Lode
LU101013	189.90	191.80	1.90	1.6	1.2	3800 Lode
LU101014	247.70	248.70	1.00	2.6	0.5	3800 Lode
LU101015	No Significant Intercept					3800 Lode
LU101016	247.75	248.70	0.95	2.4	0.4	3800 Lode
LU101017	325.00	326.00	1.00	1.2	0.4	3800 Lode
LU101018	No Significant Intercept					3800 Lode
LU101019	350.50	352.10	1.60	2.0	0.6	3800 Lode
LU101021	No Significant Intercept					3800 Lode
LU101022	293.70	297.10	3.40	1.8	1.1	3800 Lode
LU101023	No Significant Intercept					3800 Lode
LU101024	441.00	445.00	4.00	2.1	1.3	3800 Lode
LU101025	352.30	355.30	3.00	2.7	0.6	3800 Lode
LU101026	No Significant Intercept					3800 Lode
LU63001	182.80	183.70	0.90	26.9	0.7	3800 Lode
LU63002	206.50	207.30	0.80	2.3	0.6	3800 Lode
LU63003	249.30	250.40	1.10	0.5	0.8	3800 Lode
LU63004	175.60	176.60	1.00	5.9	0.9	3800 Lode
LU63005	228.00	231.00	3.00	0.5	2.1	3800 Lode
LU63006	283.60	285.30	1.70	2.4	0.9	3800 Lode
LU63007	215.00	217.50	2.50	4.6	1.8	3800 Lode
LU64001	123.00	125.95	2.95	9.5	1.2	3800 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
LU64003	98.80	104.30	5.50	3.6	3.3	3800 Lode
LU73001	126.40	130.00	3.60	0.9	2.8	3800 Lode
LU73002	191.00	193.00	2.00	5.5	1.2	3800 Lode
And	No Significant Intercept					3800 Lode
LU73003	158.30	159.30	1.00	10.7	0.6	3800 Lode
LU73004	238.20	241.00	2.80	0.8	1.8	3800 Lode
LU73005	No Significant Intercept					3800 Lode
LU73006	No Significant Intercept					3800 Lode
LU73007	No Significant Intercept					3800 Lode
LU73008	191.90	192.80	0.90	4.5	0.5	3800 Lode
LU73009	No Significant Intercept					3800 Lode
LU73010	No Significant Intercept					3800 Lode
LU73011A	No Significant Intercept					3800 Lode
LU73012	445.10	456.10	11.00	0.5	5.1	3800 Lode
LU73014	604.00	611.00	7.00	0.4	3.8	3800 Lode
LU73015	No Significant Intercept					3800 Lode
LU73016	313.00	316.10	3.10	0.7	2.1	3800 Lode
LU73017	493.00	496.00	3.00	198	1.0	3800 Lode
Including	493.00	493.35	0.35	98.7	0.1	3800 Lode
And including	493.35	493.70	0.35	1,577	0.1	3800 Lode
LU86001	219.00	226.60	7.60	1.4	4.4	3800 Lode
And	No Significant Intercept					3800 Lode
LU86002	No Significant Intercept					3800 Lode
And	250.00	251.00	1.00	5.9	0.8	3800 Lode
LU86006	No Significant Intercept					3800 Lode
LU92001	No Significant Intercept					3800 Lode
LU92002	388.00	393.00	5.00	1.4	2.6	3800 Lode
LU92004	No Significant Intercept					3800 Lode
LU93501	267.00	269.00	2.00	2.4	1.4	3800 Lode
LU93504	272.00	275.70	3.70	1.0	2.6	3800 Lode
Lantern 3900 Lode Results
CP009W1	821.43	832.76	11.33	3.1	3.0	3900 Lode
CW101001A	375.00	377.70	2.70	1.2	1.4	3900 Lode
CW101002	378.00	380.30	2.30	7.7	0.9	3900 Lode
CW101006	No Significant Intercept					3900 Lode
CW101010	No Significant Intercept					3900 Lode
CW101011	No Significant Intercept					3900 Lode
CW101012	287.00	291.00	4.00	6.9	1.9	3900 Lode
CW101013	324.40	333.00	8.60	3.5	3.4	3900 Lode
CW93513	398.50	407.45	8.95	1.7	3.8	3900 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
CW93515	462.00	467.40	5.40	4.7	2.7	3900 Lode
CW93516	400.30	405.10	4.80	2.6	2.1	3900 Lode
DS001	121.60	123.60	2.00	1.6	1.6	3900 Lode
LS001	No Significant Intercept					3900 Lode
LS005	138.00	141.00	3.00	13.7	2.8	3900 Lode
LS006	170.00	173.00	3.00	5.1	2.4	3900 Lode
LS007	No Significant Intercept					3900 Lode
LS008	130.00	132.20	2.20	4.6	1.9	3900 Lode
LU101001	178.45	181.00	2.55	3.2	1.9	3900 Lode
LU101002	106.00	107.00	1.00	2.6	1.0	3900 Lode
LU101003	No Significant Intercept					3900 Lode
LU101004	287.18	294.00	6.82	2.1	3.3	3900 Lode
LU101005	No Significant Intercept					3900 Lode
LU101006A	No Significant Intercept					3900 Lode
LU101008	176.30	183.00	6.70	1.4	5.2	3900 Lode
LU101009	193.97	195.80	1.83	1.9	1.3	3900 Lode
LU101010	215.00	216.00	1.00	5.4	0.7	3900 Lode
LU101011	No Significant Intercept					3900 Lode
LU101013	No Significant Intercept					3900 Lode
LU101014	278.00	286.80	8.80	22.6	4.4	3900 Lode
LU101015	245.50	248.00	2.50	5.1	1.6	3900 Lode
LU101016	272.20	279.20	7.00	1.0	3.3	3900 Lode
LU101017	No Significant Intercept					3900 Lode
LU101018	364.20	375.60	11.40	1.5	4.6	3900 Lode
LU101019	382.00	385.10	3.10	6.1	1.5	3900 Lode
LU101020	353.00	357.00	4.00	1.6	1.2	3900 Lode
LU101021	388.80	399.80	11.00	1.9	4.3	3900 Lode
LU101022	351.40	354.50	3.10	26.3	1.2	3900 Lode
LU101023	419.20	427.50	8.30	1.7	2.9	3900 Lode
LU101024	480.80	484.00	3.20	12.2	1.1	3900 Lode
LU101025	447.80	452.60	4.80	3.8	0.9	3900 Lode
LU101026	563.70	566.70	3.00	1.6	0.8	3900 Lode
LU63001	192.10	194.30	2.20	2.0	1.6	3900 Lode
LU63003	266.00	268.00	2.00	2.0	1.4	3900 Lode
LU63005	251.90	260.00	8.10	5.9	6.0	3900 Lode
LU63006	353.80	354.80	1.00	6.5	0.5	3900 Lode
LU63007	240.60	241.60	1.00	2.0	0.7	3900 Lode
LU64001	88.50	93.10	4.60	6.7	1.8	3900 Lode
LU64003	61.00	62.00	1.00	8.3	0.6	3900 Lode
LU73001	153.55	158.20	4.65	3.2	3.8	3900 Lode

Hole ID	From (m)	To (m)	Downhole Interval (m)	Gold Grade (g/t Au)	Estimated True Width (m)	Geological Structure
LU73002	No Significant Intercept					3900 Lode
LU73003	174.10	179.90	5.80	1.1	4.4	3900 Lode
LU73004	No Significant Intercept					3900 Lode
LU73005	No Significant Intercept					3900 Lode
LU73006	168.50	174.80	6.30	0.8	4.5	3900 Lode
LU73007	254.20	257.00	2.80	1.3	1.7	3900 Lode
LU73008	No Significant Intercept					3900 Lode
And	219.50	221.50	2.00	1.6	1.4	3900 Lode
LU73009	350.20	353.00	2.80	4.7	1.2	3900 Lode
LU73010	195.00	198.00	3.00	2.9	2.0	3900 Lode
LU73011A	396.80	400.00	3.20	1.4	1.5	3900 Lode
LU73012	483.10	485.00	1.90	4.7	1.0	3900 Lode
LU73014	No Significant Intercept					3900 Lode
LU73015	488.00	489.00	1.00	2.0	0.5	3900 Lode
LU73016	345.90	347.50	1.60	2.0	0.6	3900 Lode
LU73017	No Significant Intercept					3900 Lode
LU73020	364.00	365.00	1.00	5.1	0.6	3900 Lode
LU86001	281.90	288.90	7.00	3.1	4.6	3900 Lode
LU86002	243.00	249.00	6.00	2.1	3.2	3900 Lode
And	272.00	280.90	8.90	2.3	5.7	3900 Lode
LU86004	No Significant Intercept					3900 Lode
LU86005	No Significant Intercept					3900 Lode
LU86006	No Significant Intercept					3900 Lode
LU92001	No Significant Intercept					3900 Lode
LU92002	No Significant Intercept					3900 Lode
LU92003	618.00	619.70	1.70	2.1	0.8	3900 Lode
LU92004	No Significant Intercept					3900 Lode
LU93501	312.00	315.00	3.00	3.0	2.2	3900 Lode
LU93502	No Significant Intercept					3900 Lode
LU93503	No Significant Intercept					3900 Lode
LU93504	293.00	296.25	3.25	0.6	2.6	3900 Lode
And	306.50	323.00	16.50	3.4	12.3	3900 Lode

Drill Intercept Notes:

•	Intercepts with >30 Gram-Metres (gold grade (g/t Au) x estimated true width (m)) are in bold text.
•

Intercepts are constrained with wireframe envelopes, generally based on a 2 g/t Au cut-off (where possible) and having a maximum 3 m internal dilution. However, narrower intercepts are reported to highlight lengths of higher gold grade or where mineralization is limited.

•

Drillholes that were reported in previous News Releases are highlighted in grey, and may have different reported intercepts due to changes in the geological understanding of mineralized structures and application of reporting criteria previously applied.

Table 2: Surface and Underground Diamond Drill Hole Collar Locations, Lantern Deposit.

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Hole Length (m)
Surface Drilling
DS001	971	4,825	1,141	87.5	-65.3	766.0
LS001	1,329	4,753	1,144	85.1	-61.1	586.0
LS003	1,385	4,672	1,145	84.5	-63.0	677.7
LS004	1,385	4,672	1,145	84.2	-51.8	552.4
LS005	1,117	4,787	1,145	89.0	-52.0	252.9
LS006	1,117	4,787	1,145	89.5	-67.1	303.6
LS007	1,273	4,796	1,145	90.5	-64.0	384.6
LS008	1,273	4,796	1,145	90.5	-53.1	498.9
LS009	1,102	5,171	1,156	270.0	-50.6	162.3
Underground Drilling
LU101001	1,335	5,020	1,016	222.8	13.7	440.8
LU101002	1,336	5,019	1,017	252.2	29.5	160.0
LU101003	1,335	5,020	1,015	222.3	-2.7	263.9
LU101004	1,335	5,020	1,015	209.7	2.3	350.5
LU101005	1,336	5,019	1,015	234.8	6.2	200.9
LU101006A	1,335	5,021	1,014	255.2	6.0	179.1
LU101007	1,337	5,019	1,016	272.7	20.2	231.0
LU101008	1,337	5,019	1,014	249.3	-8.9	311.0
LU101009	1,336	5,019	1,014	235.8	-12.3	313.0
LU101010	1,336	5,020	1,014	248.3	-21.1	331.0
LU101011	1,337	5,019	1,014	262.1	-20.1	233.6
LU101012	1,337	5,019	1,014	274.6	-1.8	170.7
LU101013	1,336	5,019	1,014	234.3	-18.1	236.6
LU101014	1,336	5,020	1,014	223.3	-14.8	305.6
LU101015	1,336	5,020	1,014	240.8	-26.2	275.0
LU101016	1,336	5,020	1,014	234.6	-28.0	302.7
LU101017	1,336	5,020	1,014	231.2	-30.4	383.0
LU101018	1,336	5,020	1,014	226.7	-29.9	446.5
LU101019	1,336	5,020	1,014	222.3	-28.2	419.7
LU101020	1,336	5,020	1,014	236.8	-35.5	416.0
LU101021	1,336	5,020	1,014	226.2	-34.1	417.0
LU101022	1,336	5,020	1,014	242.2	-40.4	407.0
LU101023	1,337	5,019	1,014	233.9	-40.1	503.9
LU101024	1,336	5,020	1,014	226.0	-38.4	533.8
LU101025	1,337	5,019	1,014	250.6	-45.1	452.6
LU101026	1,337	5,019	1,014	246.0	-47.1	617.6
LU63001	1,550	4,875	635	249.0	1.8	220.0
LU63002	1,550	4,875	634	249.6	-9.0	248.0

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar | Azimuth (°)	Collar Plunge (°)	Hole Length (m)
LU63003	1,550	4,875	634	250.9	-17.8	282.2
LU63004	1,550	4,875	635	265.1	6.3	230.7
LU63005	1,550	4,875	634	257.4	-12.5	284.0
LU63006	1,550	4,875	634	254.6	-24.2	378.1
LU63007	1,550	4,875	634	271.2	-6.4	275.7
LU64001	1,842	4,629	624	273.5	-83.1	587.0
LU64003	1,841	4,629	624	166.1	-51.1	389.0
LU73001	1,495	4,920	734	237.5	15.7	203.1
LU73002	1,495	4,920	733	240.6	-11.2	248.0
LU73003	1,495	4,920	733	256.2	-5.5	200.0
LU73004	1,495	4,921	732	258.7	-24.4	284.2
LU73005	1,496	4,921	732	259.1	-36.4	484.4
LU73006	1,495	4,920	733	246.8	-1.8	200.0
LU73007	1,495	4,921	732	243.1	-23.0	287.2
LU73008	1,495	4,920	733	251.5	-14.7	242.1
LU73009	1,495	4,921	732	248.8	-31.1	368.0
LU73010	1,496	4,921	733	267.4	-12.5	227.4
LU73011A	1,494	4,922	732	226.9	-21.2	445.0
LU73012	1,495	4,922	732	229.1	-34.4	545.4
LU73014	1,494	4,922	732	221.9	-35.6	650.0
LU73015	1,495	4,922	732	239.3	-41.9	567.0
LU73016	1,496	4,922	732	249.9	-38.4	427.0
LU73017	1,496	4,921	732	260.9	-42.6	572.0
LU73020	1,499	4,922	732	389.9	-13.9	303.0
LU86001	1,502	4,987	859	219.9	-2.0	314.5
LU86002	1,501	4,986	858	226.5	-11.3	368.0
LU86004	1,502	4,986	859	229.1	0.5	368.0
LU86005	1,502	4,986	858	232.2	-9.4	236.6
LU86006	1,501	4,986	858	221.5	-25.1	480.0
LU92001	1,305	5,079	920	235.8	-32.1	536.2
LU92002	1,305	5,079	920	253.4	-36.2	506.0
LU92003	1,305	5,079	920	251.6	-43.7	773.0
LU92004	1,305	5,078	920	246.3	-28.9	490.0
LU93501	1,460	5,074	939	231.6	-5.5	333.0
LU93502	1,460	5,074	939	239.3	-2.2	281.8
LU93503	1,460	5,074	939	241.1	-9.4	473.0
LU93504	1,460	5,074	939	234.1	-13.2	341.9
Total - Surface and Underground Drilling				74 holes		27,737 m
Previously Reported Drilling
Surface Drilling

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Hole Length (m)
CP009W1	1,617	5,270	1,155	241.0	-54.0	950.1
GFG001W1	1,840	5,195	1,159	240.0	-60.0	1,019.3
Underground Drilling
CW101001	1,346	5,038	1,013	256.8	-40.4	72.6
CW101001A	1,345	5,038	1,013	253.6	-42.1	441.0
CW101002	1,345	5,038	1,013	239.2	-35.5	431.8
CW101003	1,345	5,038	1,013	247.8	-36.6	308.0
CW101004	1,345	5,038	1,013	240.1	-42.8	340.8
CW101005	1,344	5,039	1,014	221.3	-22.5	303.0
CW101006	1,345	5,040	1,013	233.8	-31.1	425.9
CW101007A	1,321	5,038	1,015	99.7	-4.7	72.0
CW101008	1,320	5,038	1,014	112.0	-23.5	92.4
CW101009	1,320	5,038	1,015	118.6	-3.5	98.7
CW101010	1,335	5,020	1,014	229.8	-28.5	368.9
CW101011	1,335	5,020	1,014	228.1	-14.0	386.3
CW101012	1,336	5,020	1,014	239.7	-31.0	329.9
CW101013	1,335	5,020	1,014	214.2	-17.5	373.3
CW93501	1,456	5,076	940	201.6	7.4	284.8
CW93502	1,457	5,075	940	217.4	-0.3	143.4
CW93503	1,457	5,075	941	223.6	27.0	170.1
CW93504	1,457	5,075	939	211.6	-9.2	155.8
CW93505	1,456	5,076	941	193.2	20.2	185.0
CW93506	1,456	5,076	939	193.7	-7.0	183.0
CW93507	1,457	5,075	940	210.2	9.1	140.2
CW93508	1,458	5,075	940	223.1	9.8	128.3
CW93509	1,459	5,074	940	236.8	9.8	156.6
CW93510	1,458	5,075	939	222.9	-9.0	130.9
CW93511	1,459	5,074	939	237.3	-8.7	146.1
CW93513	1,459	5,075	939	236.9	-24.5	441.6
CW93515	1,458	5,075	939	219.9	-13.3	491.2
CW93516	1,459	5,075	939	243.8	-29.9	409.5

•	Holes previously reported are highlighted in grey

Figure 1. Location Plan of Cosmo Mine

2,500 mN
2,000 mN
1,500 mN
1,000 mN
500 mN
4,000 mE
4,500 mE
5,000 mE
5,500 mE
756,500 mE
757,500 mE
758,500 mE
8,500,500 mN
8,501,500 mN
8,502,500 mN
D
C
A
B
Long Projections' Line of Projection
Section Line 1,375mN (Figure 2)
Planned Lantern 610m RL Development
Planned Lantern 925m RL Development
Cosmo Pit
N
0
500
metres
Cosmo Mine Grid with MGA 94 Zone52
Cosmo Mine
LEGEND
Cosmo Mined Development
Cosmo Pit
Lantern Mineralization Extent
Lantern Proposed Development
Northwest Trending Fault
Mineral Resource Grade Shells
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as of December 31, 2016)
KL
KIRKLAND LAKE GOLD
LOCATION PLAN OF LANTERN MINERALIZATION
December 2017

Figure 2. Schematic Geological Cross Section of Lantern Deposit, Cosmo Gold Mine

A
B
West
East
Cosmo Pit
1,000 mRL
500 mRL
920m RL Planned Multiple Lode Strike Access
860m RL Platform (125m north)
640m RL Platform (465m north)
600m RL Planned Platform (225m North)
600m RL Planned Mineralization Strike Access
1010m RL Platform (40m north)
935m RL Platform (85m north)
920m RL Platform (40m south)
925m RL Planned Multiple Lode Strike Access
730m RL Platform (125m north)
2000
2300
3900
3800
2200
2100
Eastern Lodes (1000 to 1200)
Northwest Trending Fault
Phantom Dolerite
Zamu Dolerite
Zamu Dolerite
Western Lodes
3900 3800 3700 3600 3500 3400
4,000 mE
5,000 mE
5,500 mE
Cosmo Mine Grid 43.5° West of MGA North
View looking North
0
200
metres
LEGEND
Dolerite
Carbonaceous Sulfidic Mudstones (Pmc)
Metasediments (Greywackes + Siltstone)
Major Fault
Anticline
LANTERN MINERLIZATION
MINING
Mined Pit
Cosmo Mined Development
Proposed Lantern Development
KL KIRKLAND LAKE GOLD

Lantern Geological Cross Section 1375mN, Cosmo Gold Mine

December 2017

Figure 3. Long Projection of Lantern Mineralization

South
C
Cosmo Pit
North
D
LANTERN DEPOSIT
DRILL INTERCEPT
LOCATIONS
Area of
Exploration
Potential
1,000 mRL
Limit of Drilling
Drillhole LU73020
1,624 g/t Au over 0.91 m (ETW* 0.6m)
incl. 4,750 g/t Au over 0.31 m (ETW* 0.2m)
500 mRL
Mineralized Trend
Area of
Exploration
Potential
View Looking West
0
250
metres
Cosmo Mine Grid
500 mN
1,000 mN
1,500 mN
2,000 mN
LEGEND
MINING
Cosmo Mined Pit
Cosmo Mined Development
Lantern Proposed Development
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2016)
Lantern Mineralization
Exploration Potential
Northwest Trending Fault
DRILL INTERCEPTS
New Drillholes
Previously Reported Drillholes
* ETW = Estimated True Width
KL KIRKLAND LAKE GOLD
December 2017

Longitudinal Projection of Lantern Deposit, Cosmo Gold Mine

Figure 4. Long Projection of Lantern 3400 Lode

South
North
C
D
LU101014
14.6 (2.9)
Cosmo Pit
LANTERN
3400 LODE
DRILL INTERCEPTS
Area of
Exploration
Potential
LU101017
4.3 (9.2)
1,000 mRL
LU101020
40.1 (5.2)
500 mRL
Mineralized Trend
Area of
Exploration
Potential
View Looking West
0
250
metres
500 mN
1,000 mN
1,500 mN
2,000 mN
Cosmo Mine Grid
LEGEND
MINING
Cosmo Mined Pit
Cosmo Mined Development
Lantern Proposed Development
Lantern Mineralization
Exploration Potential
Northwest Trending Fault
DRILL INTERCEPTS
(Coloured By Gram-Metre*)
>100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m))
(Shown for >30 Gram-Metre*)
*Gram-Metre = Gold Grade x Estimated True Width
Previously Reported Drill Hole in Italics
KL KIRKLAND LAKE GOLD

Longitudinal Projection of Lantern 3400 Lode, Cosmo Gold Mine

December 2017

Figure 5. Long Projection of Lantern 3500 Lode

South
C
North
D
Cosmo Pit
LANTERN
3500 LODE
DRILL INTERCEPTS
Area of
Exploration
Potential
CW101005
70.3 (0.6)
LU101001
9.0 (7.3)
LU101020
8.5 (6.8)
CW101002
3.7 (10.1)
Mineralized Trend
1,000 mRL
500 mRL
500 mN
1,000 mN
1,500 mN
2,000 mN
Cosmo Mine Grid
View looking West
0
250
metres
LEGEND
MINING
Cosmo Mined Pit
Cosmo Mined Development
Lantern Proposed Development
Lantern Mineralization
Exploration Potential
Northwest Trending Fault
DRILL INTERCEPTS
(Coloured By Gram-Metre*)
>100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m))
(Shown for >30 Gram-Metre*)
* Gram-Metre = Gold Grade x Estimated True Width
Previously Reported Drill Hole in Italics
KIRKLAND LAKE GOLD
December 2017

Longitudinal Projection of Lantern 3500 Lode, Cosmo Gold Mine

Figure 6. Long Projection of Lantern 3600 Lode

South
North
C
D
Cosmo Pit
LANTERN
3600 LODE
DRILL INTERCEPTS
Area of
Exploration
Potential
DS001
89.7 (0.8)
LU101008
8.4 (6.4)
1,000 mRL
500 mRL
LU101026
11.7 (6.5)
LU73020
1,624 (0.6)
incl. 4,750 (0.2)
Mineralized Trend
Area of
Exploration
Potential
View Looking West
0
250
metres
Cosmo Mine Grid
500 mN
1,000 mN
1,500 mN
2,000 mN
LEGEND
MINING
Cosmo Mined Pit
Cosmo Mined Development
Lantern Proposed Development
Lantern Mineralization
Exploration Potential
Northwest Trending Fault
DRILL INTERCEPTS
(Coloured By Gram-Metre*)
>100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m))
(Shown for >30 Gram-Metre*)
* Gram-Metre = Gold Grade x Estimated True Width
Previously Reported Drill Hole in Italics
KL
KIRKLAND LAKE GOLD

Longitudinal Projection of Lantern 3600 Lode, Cosmo Gold Mine

December 2017

Figure 7. Long Projection of Lantern 3700 Lode

South
C
North
D
Cosmo Pit
LANTERN
3700 LODE
DRILL INTERCEPTS
1,000 mRL
500 mRL
Area of
Exploration
Potential
CW101603
170 (0.5)
LU101026
2.7 (15.0)
Mineralized Trend
Area of
Exploration
Potential
500 mN
1,000 mN
1,500 mN
2,000 mN
View Looking West
0
250
metres
Cosmo Mine Grid
LEGEND
MINING
Cosmo Mined Pit
Cosmo Mined Development
Lantern Proposed Development
Lantern Mineralization
Exploration Potential
Northwest Trending Fault
DRILL INTERCEPTS
(Coloured By Gram-Metre*)
>100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >30 Gram-Metre*)
* Gram-Metre - Gold Grade x Estimated True Width
Previously Reported Drill Hole in Italics
KIRKLAND LAKE GOLD

Longitudinal Projection of Lantern 3700 Lode, Cosmo Gold Mine

December 2017

Figure 8. Long Projection of Lantern 3800 Lode

South
North
C
D
Cosmo Pit
LANTERN
3800 LODE
DRILL INTERCEPTS
1,000 mRL
500 mRL
Area of Exploration Potential
Limit of Drilling
Mineralized Trend
Area of Exploration Potential
LU73017
198 (1.0)
incl. 1,577 (0.1)
LU101013
LU101001
LU101005
LS008
LU101009
LU101008
LS007
LU101011
LU101010
LU101004
LU101003
LS005
LS006
DS001
LU101014
LU101015
LU101016
LU101019
LU101018
LU101017
LU101021
LU101024
LU101023
LU101022
LU101025
LU86006
LU73002
LU92004
LU101026
LU73007
LU92001
LU73011A
LU92002
LU73009
LU73012
LU73016
LU73015
LU63003
LU63006
LU73004
LU73005
LU73014
LS001
LU93501
LU93504
LU86001
LU86002
LS003
LU73001
LU73006
LU73003
LU73010
LU63004
LU73008
LU63007
LU63001
LU64001
LU63002
LU63005
LU64003
Cosmo Mine Grid
500 mN
1,000 mN
1,500 mN
2,000 mN
View Looking West
0
250
metres
LEGEND
MINING
Cosmo Mined Pit
Cosmo Mined Development
Lantern Proposed Development
Lantern Mineralization
Exploration Potential
Northwest Trending Fault
DRILL INTERCEPTS
(Coloured By Gram-Metre*)
>100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m))
(Shown for >30 Gram-Metre*)
* Gram-Metre = Gold Grade x Estimated True Width
Previously Reported Drill Hole in Italics
KL | KIRKLAND LAKE GOLD

Longitudinal Projection of Lantern 3800 Lode, Cosmo Gold Mine

December 2017

Figure 9. Long Projection of Lantern 3900 Lode

South
C
North
D
Cosmo Pit
LANTERN
3900 LODE
DRILL INTERCEPTS
LS005
13.7 (2.8)
LU101014
22.6 (4.5)
LU93504
3.4 (12.3)
LU101022
26.3 (1.2)
LU63005
5.9 (6.0)
Area of
Exploration
Potential
Limit of Drilling
1,000 mRL
500 mRL
Mineralized Trend
Area of
Exploration
Potential
500 mN
1,000 mN
1,500 mN
2,000 mN
Cosmo Mine Grid
View looking West
0
250
metres
LEGEND
MINING
Cosmo Mined Pit
Cosmo Mined Development
Lantern Proposed Development
Lantern Mineralization
Exploration Potential
Northwest Trending Fault
DRILL INTERCEPTS
(Coloured By Gram-Metre*)
>100
30 to 100
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m))
(Shown for >30 Gram-Metre*)
* Gram-Metre = Gold Grade x Estimated True Width
Previously Reported Drill Hole in Italics
KL KIRKLAND LAKE GOLD

Longitudinal Projection of Lantern 3900 Lode, Cosmo Gold Mine

December 2017